                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-4

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         REPUBLIC AIRWAYS HOLDINGS INC.
                    -----------------------------------------

                                (Name of issuer)

                     Common Stock, $.001 Par Value Per Share
                    -----------------------------------------
                         (Title of class of securities)

                                   760276 10 5
                    -----------------------------------------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 3, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 1 of 8

CUSIP No. 760276 10 5

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1.       Names of Reporting Persons.                                                                     WexAir LLC
         I.R.S. Identification Nos. of Above Persons (entities only) 06-1497977

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2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)                                                                      OO

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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]

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6.       Citizenship or Place of Organization                                                              Delaware

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         Number of Shares           7.      Sole Voting Power                                             8,001,823
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                                0
         Person With
                                    -------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                        8,001,823

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                           0

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11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   8,001,823

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12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

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13.      Percent of Class Represented by Amount in Row (11)                                                   19.1%

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14.      Type of Reporting Person (See Instructions)                                                             OO

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                                                                     Page 2 of 8

CUSIP No. 760276 10 5

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1.       Names of Reporting Persons.                                                            Wexford Capital LLC
         I.R.S. Identification Nos. of Above Persons (entities only) 06-1442624

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2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)                                                                      OO

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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]

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6.       Citizenship or Place of Organization                                                           Connecticut

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         Number of Shares           7.      Sole Voting Power                                                16,250
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                        8,001,823
         Person With
                                    -------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                           16,250

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   8,001,823

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   8,018,073

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

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13.      Percent of Class Represented by Amount in Row (11)                                                   19.1%

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14. Type of Reporting Person (See Instructions)                                                                  OO

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                                                                     Page 3 of 8

CUSIP No. 760276 10 5

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1.       Names of Reporting Persons.                                                            Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

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2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]

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6.       Citizenship or Place of Organization                                                         United States

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         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                        8,018,073
         Person With
                                    -------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   8,018,073

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   8,018,073

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

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13.      Percent of Class Represented by Amount in Row (11)                                                   19.1%

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14.      Type of Reporting Person (See Instructions)                                                             IN

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                                                                     Page 4 of 8

CUSIP No. 760276 10 5

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1.       Names of Reporting Persons.                                                               Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

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2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [ ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States

-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                        8,018,073
         Person With
                                    -------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   8,018,073

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   8,018,073

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   19.1%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN

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                                                                     Page 5 of 8

         This Amendment No. 4 to Schedule 13D modifies and supplements the
Schedule 13D initially filed on November 7, 2005, and amended by Amendment No. 1 to Schedule 13D filed on November 21, 2005, Amendment No. 2 to Schedule 13D filed on December 19, 2004, and Amendment No. 3 to Schedule 13D filed on January
4, 2006 (as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Republic Airways Holdings Inc., a
Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the
Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Since the date of the Statement, the Reporting Persons sold 1,000,000 shares of Common Stock to a broker in a block sale transaction at a price of
$16.40 per share. As a result of the foregoing, the aggregate number and percentage (on the basis of 41,887,685 shares of Common Stock issued and outstanding, as reported in the Company's Form 10-Q filed May 1, 2006) of shares of Common Stock beneficially owned by the Reporting Persons are as follows:

         WexAir LLC:
         (a)      Amount beneficially owned: 8,001,823
         (b)      Percent of class: 19.1%
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote: 8,001,823
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii)    Sole power to dispose or to direct the disposition
                           of: 8,001,823
                  (iv)     Shared power to dispose or to direct the disposition
                           of: 0

         Wexford Capital LLC:
         (a)      Amount beneficially owned: 8,018,073
         (b)      Percent of class: 19.1%
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote: 16,250
                  (ii)     Shared power to vote or to direct the vote: 8,001,823
                  (iii)    Sole power to dispose or to direct the disposition
                           of: 16,250
                  (iv)     Shared power to dispose or to direct the disposition
                           of: 8,001,823

         Charles E. Davidson:
         (a)      Amount beneficially owned: 8,018,073
         (b)      Percent of class: 19.1%
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote: 8,018,073
                  (iii)    Sole power to dispose or to direct the disposition
                           of: 0
                  (iv)     Shared power to dispose or to direct the disposition
                           of: 8,018,073

         Joseph M. Jacobs:
         (a)      Amount beneficially owned: 8,018,073
         (b)      Percent of class: 19.1%
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote: 8,018,073
                  (iii)    Sole power to dispose or to direct the disposition
                           of: 0
                  (iv)     Shared power to dispose or to direct the disposition
                           of: 8,018,073

         Wexford Capital may, by reason of its status as managing member of
WexAir, be deemed to own beneficially the shares of Common Stock of which WexAir possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which WexAir and
Wexford Capital possesses beneficial ownership. Each of Charles E. Davidson,
Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by WexAir and Wexford Capital.
Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by WexAir and Wexford Capital.

                                                                     Page 6 of 8

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Amendment No. 4 to Schedule 13D.

                                    * * * * *

                                                                     Page 7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2006

                             WexAir LLC

                             By:  /s/ Arthur H. Amron
                                  -----------------------------------
                                  Name: Arthur H. Amron
                                  Title:  Vice President and Assistant Secretary

                             WEXFORD CAPITAL LLC

                             By:  /s/ Arthur H. Amron
                                  -----------------------------------
                                  Name: Arthur H. Amron
                                  Title:  Principal and Secretary

                             /s/ Charles E. Davidson
                             --------------------------------------------------
                             CHARLES E. DAVIDSON

                             /s/ Joseph M. Jacobs
                             --------------------------------------------
                             JOSEPH M. JACOBS

                                                                     Page 8 of 8